UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Google Inc.

(Name of Issuer)

Class A Common Stock Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 38259P508 Class B Common Stock: 38259P607

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Class A: 38259P508; Class B: 38259P607

1.	Names of Reporting Persons. Sergey Brin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Such Reporting Person With:	5.	Sole Voting Power 26,131,180(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,131,180(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,131,180(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.2%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 26,131,180 shares of Class B Common Stock held directly by Mr. Brin. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Item 1.

(a)	Name of Issuer:

Google Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1600 Amphitheatre Parkway, Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing:

Sergey Brin

(b)	Address of Principal Business Office or, if none, Residence:

c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share, and

Class B Common Stock, par value $0.001 per share

(e)	CUSIP No.:

Class A Common Stock: 38259P508

Class B Common Stock: 38259P607

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 257,552,401 shares of Class A Common Stock and 67,342,362 shares of Class B Common Stock outstanding at December 31, 2011.

Sergey Brin		Class A	Class B
(a)	Amount beneficially owned:	26,131,180	26,131,180
(b)	Percent of class:	9.2%	38.8%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote	26,131,180	26,131,180
	(ii) Shared power to vote or to direct the vote	0	0
	(iii) Sole power to dispose or to direct the disposition of	26,131,180	26,131,180
	(iv) Shared power to dispose or to direct the disposition of	0	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not	applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not	applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not	applicable.

Item 8.	Identification and Classification of Members of the Group.

Not	applicable.

Item 9.	Notice of Dissolution of Group.

Not	applicable.

Item 10.	Certifications.

Not	applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

/s/ Sergey Brin
SERGEY BRIN